SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: FedEx Corporation

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W., Washington, DC 20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[The following tweets have been posted online.]

@Teamsters slam @FedEx #ExecPay structure; Urge shrehldrs 2 Vote NO--"Say Nay on Pay" http://bit.ly/2d3dbyN  via @MBJMemphis #corpgov; $FDX

 Shine a light on $FDX political spending. Vote 4 Lobbying Disclosure Resolution @FedEx; @teamsters; #corpgov

[The following link was reposted.] http://www.cleanyield.com/leading-proxy-voting-advisors-recommend-vote-for-lobbying-disclosure-resolution-at-fedex/